UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1*)

Ranger Energy Services, Inc.

(Name of Issuer)

CLASS A COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

75282U 104

(CUSIP Number)

Bayou Well Holdings Company, LLC

1310 W. Sam Houston Pkwy N.

Houston, Texas 77043

(713) 463-1504

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75282U 104

1	Name of Reporting Persons Bayou Well Holdings Company, LLC 45-2639123
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 10,055,830*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,775,261**
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,055,830*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 64.9%***
14	Type of Reporting Person OO

*

Consists of (a) 3,189,676 shares of Class A Common Stock (as defined in Item 1) of the Issuer (as defined in Item 1) and (b) 6,866,154 shares of Class B Common Stock, par value of $0.01 per share, of the Issuer (“Class B Common Stock”) and an equivalent number of units of RNGR Energy Services, LLC (“Ranger Units”), which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to that certain Amended and Restated Limited Liability Company Agreement of Ranger LLC (the “Ranger LLCA”). The Class A Common Stock, Class B Common Stock and Ranger Units are collectively referred to herein as the “Securities.” See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 1,325,261 shares of Class A Common Stock and (b) 450,000 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Based on a combined total of 15,498,942 shares of Class A Common Stock. This combined total consists of (a) 8,632,788 shares of Class A Common Stock outstanding as of February 26, 2020, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person (as defined below) as of February 26, 2020 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 75282U 104

1	Name of Reporting Persons Richard E. Agee
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 137,931*
	8	Shared Voting Power 10,055,830**
	9	Sole Dispositive Power 137,931*
	10	Shared Dispositive Power 1,775,261***
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,193,761****
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 65.8%*****
14	Type of Reporting Person IN

*

Consists of 137,931 shares of Class A Common Stock. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 3,189,676 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Consists of (a) 1,325,261 shares of Class A Common Stock and (b) 450,000 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

****

Consists of (a) 3,189,676 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

*****

Based on a combined total of 15,498,942 shares of Class A Common Stock. This combined total consists of (a) 8,632,788 shares of Class A Common Stock outstanding as of February 26, 2020, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of February 26, 2020 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 75282U 104

1	Name of Reporting Persons Brett T. Agee
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 26,498*
	8	Shared Voting Power 10,055,830**
	9	Sole Dispositive Power 26,498
	10	Shared Dispositive Power 1,775,261***
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,082,328****
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 65.1%*****
14	Type of Reporting Person IN

*

Consists of 26,498 shares of Class A Common Stock. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 3,189,676 shares of Class A Common Stock of the Issuer, and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Consists of (a) 1,325,261 shares of Class A Common Stock and (b) 450,000 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

****

Consists of (a) 3,189,676 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

*****

Based on a combined total of 15,498,942 shares of Class A Common Stock. This combined total consists of (a) 8,632,788 shares of Class A Common Stock outstanding as of February 26, 2020, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of February 26, 2020 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D filed jointly by Bayou Well Holdings Company, LLC, Richard E. Agee and Brett T. Agee (collectively, the “Reporting Persons”) on November 20, 2019 (the “Schedule 13D”).

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

On March 12, 2020, CSL Capital Management, L.P. and Bayou Well Holdings Company, LLC (collectively, the “Offering Parties”) submitted a preliminary non-binding offer (the “Non-Binding Offer”) to the Board for the acquisition of all of the outstanding publicly held shares of common stock of the Issuer not already owned by the Offering Parties in exchange for $6.00 in cash per share, subject to certain terms and conditions (the “Transaction”).

The Offering Parties indicated in the Non-Binding Offer that they are prepared to negotiate and complete the Transaction in an expeditious manner. The Non-Binding Offer also provided that no binding obligation on the part of the Issuer or the Offering Parties shall arise with respect to the Transaction unless and until definitive agreements have been executed and the Non-Binding Offer and its terms may be rescinded or modified at any time. The Reporting Persons have and may continue to enter into discussions with the other Offering Parties regarding arrangements with respect to the Non-Binding Offer.

If the Transaction is completed, the Issuer’s Common Stock would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act and would be delisted from the New York Stock Exchange.

This summary of the Non-Binding Offer in this Amendment No. 1 is not intended to be complete and is qualified in its entirety by reference to the full text of the Non-Binding Offer, as modified in oral communications, a copy of which is attached hereto as Exhibit 8.

There can be no assurance that any discussions that may occur between the Offering Parties and the Issuer with respect to the offer contained in the Non-Binding Offer will result in the entry into a definitive agreement concerning the Transaction or, if such a definitive agreement is reached, will result in the consummation of the Transaction provided for in such definitive agreement. Discussions concerning the Transaction may be terminated at any time and without prior notice. Entry into a definitive agreement concerning the Transaction and the consummation of any transaction is subject to a number of contingencies that are beyond the control of Offering Parties, including the satisfactory completion of due diligence, the approval of a special committee and the Board, the approval by holders of a majority of the outstanding shares of common stock of the Issuer not held by the Offering Parties and affiliates or cooperating shareholders and the satisfaction of any conditions to the consummation of such transaction set forth in any such definitive agreement.

Except as may be required by law, the Reporting Persons do not intend to disclose developments with respect to the foregoing unless and until the Offering Parties and the Board have approved a specific transaction, if any, and the Offering Parties and the Issuer have then entered into a definitive agreement to effect such transaction. The foregoing is not intended to limit the matters previously disclosed in Item 4 of this Schedule 13D.

Each Reporting Person reserves the right to change its intention with respect to any or all of the matters required to be disclosed in this Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented as follows:

The description of the Non-Binding Offer under Item 4 is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit 8	Non-Binding Offer to the Issuer, dated March 12, 2020.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2020

Bayou Well Holdings Company, LLC

By:	/s/ Brett T. Agee
Name: Brett T. Agee
Title: President and Chief Executive Officer

Richard E. Agee

/s/ Richard E. Agee
Richard E. Agee

Brett T. Agee

/s/ Brett T. Agee
Brett T. Agee